United States
Securities and Exchange Commission
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)



Name of Issuer:   	Prophet 21 Inc.


Title of Class of Securities:  Common Stock

CUSIP Number:    743459109




A fee is not required only if the filing person:
(1)  has a previous statement on file reporting beneficial
(2) ownership of more than five percent of the class of
(3) securities described in Item 1; and (2) has filed no
(4) amendment subsequent thereto reporting beneficial
(5) ownership of five percent or less or such class.)
(6)  (See Rule 13d-7).



1. Name of Reporting Person

Kalmar Investments Inc.
51-0261641

2. Check the appropriate line if a member of a group.
3.      (a) __________    (b)__________


3. SEC USE ONLY

4.  Citizenship or place of Organization:

	Barley Mill House
	3701 Kennett Pike
	Greenville, DE 19807


Number of			5. Sole Voting Power:   -0-
shares
Beneficially	      6. Shared Voting Power:    -0-
owned by each
Reporting person		7. Sole Dispositive Power:  ______275,375___________
with
				8. Shared Dispositive Power:  -0-


9. Aggregate amount beneficially
    owned by each reporting person :   275,375


10. Check line ___________if the aggregate amount in Row (9) excludes Certain shares.

11.  Percent of Class represented by amount in Row 9:  6.72%

12.  Type of Reporting Person: IA

Item 1.

(a) Name of Issuer:   Prophet 21 Inc.
(b)
(b) Address of Issuer's Principal Executive Offices:

		19 West College Avenue
		Yardley, PA  19067


Item 2.

(a)  Name of Person Filing: Kalmar Investments Inc.

(b)  Address of Principal Business Office:  3701 Kennett Pike
							  Greenville, DE  19807


(c)  Citizenship:    USA

(d)  Title of Class of Securities: Common Stock

(e)  CUSIP Number:  743459109

Item 3. If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is:

(a)____ Broker or Dealer registered under Section 15 of the Act
(b)____ Bank as defined in section 3(a)(6) of the Act
(c)____ Insurance Company as defined in section 3(a)(19) of the Act
(d)____ Investment Company registered under section 8 of the Investment Company Act
(e)__X_ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
(g)____ Parent Holding company,in accordance with 240.13d-1(b)(ii)
        (G)Note: See Item 7
(h)____ Group, in accordance with 240.13d-1(b)(1)(ii)(H)


Item 4. Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount Beneficially Owned:  275,375
(b)
(b) Percent of Class: 6.72%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote ______
(ii) shared power to vote or to direct the vote ______
(iii) sole power to dispose or to direct the disposition of _____275,375
(iv) shared power to dispose or to direct the disposition of  ______



Item 10.  Certification


The following certification shall be included if the statement if filed pursuant to Rule 13d-1(b):

I certify below that, to be best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.